

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2024

Dimitar Slavchev Savov
Chief Executive Officer
Nika Pharmaceuticals, Inc.
2269 Merrimack Valley Avenue
Henderson, NV 89044

> **Re: Nika Pharmaceuticals, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **File No. 000-56234**

Dear Dimitar Slavchev Savov:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023

Financial Statements
Note 7- Other Events, page 18

1.   We note your response to prior comment two regarding your August 1, 2022 Cooperation Agreement with Nika BioTechnology, Inc., in which you indicate that you do not believe this comment applies to your facts and circumstances. Please revise your future filings beginning in your next Form 10-Q to disclose the facts and circumstances provided in your response. As part of such disclosure, provide updates as to the extent to which any expenses on the development of products under this Cooperation Agreement have been incurred to date by Nika Pharamaceuticals, Inc. or Nika BioTechnology, Inc.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tracie Mariner at 202-551-3744 or Kevin Vaughn at 202-551-3494 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences